

*(handwritten)* SO 11-30-04

*(handwritten top right)* AM 11-30-2004

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# ANNUAL AUDITED REPORT
## FORM X-17A-5(A)
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 52889 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                    MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: __Banc Investment Group, LLC__
FN: __FinancialOxygen, Inc.__

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

__340 Pine St, Suite 401__
(No. and Street)

__San Francisco__ , __CA__     __94104__
(City)        (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Mike Dohren__        __415-399-1900__
                                                      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Moss Adams LLP__
(Name – *if individual, state last, first, middle name*)

__3121 West March Lane, Suite 100__    __Stockton__, __CA__    __95219__
(Address)                    (City)                (State)        (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)       **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____STEVEN A. BROWN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Banc Investment Group, LLC_____ , as of _____11/08_____ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____N/A_____

Subscribed and sworn to before me
this _8_ day of _November_ 20 _04_
by _____

**Notary Public**

_____
Notary Public

_____
Signature

_____CEO_____
Title

THOM O'BRIEN
COMM. # 1458656
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 25, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# INDEPENDENT AUDITOR'S REPORT
## and
## FINANCIAL STATEMENTS
### with
## SUPPLEMENTAL INFORMATION

## DECEMBER 31, 2003

# CONTENTS



## INDEPENDENT AUDITOR'S REPORT

To the Member
Banc Investment Group, LLC

We have audited the accompanying statement of financial condition of Banc Investment Group, LLC (the Company) as of December 31, 2003, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Moss Adams LLP*

Stockton, California
January 15, 2004, except for Note 2
for which the date is August 25, 2004

BANC INVESTMENT GROUP, LLC

## BANC INVESTMENT GROUP, LLC
### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2003 – RESTATED

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,264,094 |
| Securities purchased under agreements to resell | | 3,000,000 |
| Accounts receivable | | 167,348 |
| Intangible assets | | 250,000 |
| Capitalized software development costs, net of accumulated amortization of $32,883 | | 108,553 |
| Furniture and equipment, net of accumulated depreciation of $14,827 | | 26,964 |
| Other assets | | 49,407 |
| | $ | 4,866,366 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable | $ | 48,690 |
| Accrued liabilities | | 185,610 |
| Securities sold under agreements to repurchase | | 3,000,000 |
| | | 3,234,300 |
| Commitments (Note 5) | | |
| Member's equity | | 1,632,066 |
| | $ | 4,866,366 |

*See accompanying notes*

REVENUES

| | |
|---|---|
| Fixed income securities revenue | $ 875,690 |
| Other transactional revenue | 283,377 |
| ATM program fees | 192,356 |
| Consulting fees | 101,340 |
| Secured federal funds program | 57,528 |
| Other | 11,692 |
| | 1,521,983 |

EXPENSES

| | |
|---|---|
| Compensation and benefits | 1,028,084 |
| Professional services | 154,203 |
| Facilities and overhead | 86,923 |
| Marketing and travel | 81,155 |
| Depreciation and amortization | 43,767 |
| Other | 61,357 |
| | 1,455,489 |

| | |
|---|---|
| NET INCOME | $ 66,494 |

## BANC INVESTMENT GROUP, LLC
### STATEMENT OF MEMBER'S EQUITY
### YEAR ENDED DECEMBER 31, 2003

|  | Member's Equity |
|---|---|
| Member's equity, January 1, 2003 | $ 1,565,572 |
| Net income | 66,494 |
| Member's equity, December 31, 2003 | $ 1,632,066 |

*See accompanying notes*

CASH FLOWS FROM OPERATING ACTIVITIES

| | |
|---|---:|
| Net income | $ 66,494 |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Depreciation and amortization | 43,767 |
| Changes in assets and liabilities | |
| Accounts receivable | (126,803) |
| Prepaid expenses and other assets | (35,995) |
| Accounts payable and accrued liabilities | 51,438 |
| | (1,099) |

CASH FLOWS FROM INVESTING ACTIVITIES

| | |
|---|---:|
| Capitalized software development costs | (105,296) |
| Purchase of furniture and equipment | (13,750) |
| | (119,046) |

| | |
|---|---:|
| CHANGE IN CASH AND CASH EQUIVALENTS | (120,145) |
| CASH AND CASH EQUIVALENTS, beginning of year | 1,384,239 |
| CASH AND CASH EQUIVALENTS, end of year | $ 1,264,094 |

NONCASH INVESTING AND FINANCING ACTIVITIES:

| | |
|---|---:|
| Securities purchased under agreements to resell | $ 3,000,000 |
| Securities sold under agreements to repurchase | $ 3,000,000 |

## NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of business** – Banc Investment Group, LLC (the Company), a wholly-owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed in May 2002 and commenced operations in August 2002. The Company operates as a securities broker-dealer and offers a wide range of capital market products to independent financial institutions, including fixed income, cash equivalent and tax advantaged investments. The Company also offers consulting services such as asset/liability management, portfolio restructuring and portfolio accounting. In conjunction with its affiliate, Pacific Coast Bankers Bank, the Company promotes an as-agent automatic teller machine (ATM) funding program whereby independent banks provide funding for third-party ATMs for a fee.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

**Use of estimates** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash and cash equivalents** – The Company considers all highly liquid investments with an original remaining maturity of three months or less at the date of purchase to be cash equivalents.

**Software development costs** – Costs incurred to develop internal-use computer software, including direct costs of materials and services consumed and payroll-related expenses incurred, are capitalized and amortized on a straight-line basis over the estimated useful life of the internal-use software.

**Depreciation and amortization** – Furniture and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

**Intangible assets** – Intangible assets consist of a broker dealer license and goodwill with a recorded value of $55,000 and $195,000, respectively as of December 31, 2003. Intangible assets determined to have an indefinite useful life are not amortized until their useful life is determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense immediately. Based upon its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2003.

NOTE 1 – OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Revenue recognition** – Securities transactions and the related revenue are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of December 31, 2003 and for the period then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis. Consulting revenue is recognized as services are provided. ATM funding program and secured federal funds program revenue is recorded based on the contractual fees earned, including daily transaction fees.

**Income taxes** – The Company is a Limited Liability Company (LLC) and therefore is not subject to federal or state income taxes. Income and losses of the Company are distributed to its members in accordance with applicable sections of the Internal Revenue Code. Accordingly, tax liabilities are the responsibility of the members except for the minimum state tax requirement, and limited liability company fees.

NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In July 2004, the Company became aware of a securities repurchase transaction that was executed on December 29, 2003 and not reported on its financial statements. The securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as a financing arrangement and carried at the contract amount. The repurchase and resale agreements were collateralized by government agency securities held at the Company's clearing firm and had a term of 30 days. As a result, the Company is restating its previously issued financial statements for the year ended December 31, 2003. The restatement resulted in an increase in total assets and liabilities of $3,000,000. There was no change to net income or member's equity as a result of this restatement.

Set forth below is a comparison of the previously reported and restated Statement of Financial Condition as of December 31, 2003:

## NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

### ASSETS

| | Previously Reported | Restated |
|---|---|---|
| Cash and cash equivalents | $ 1,264,094 | $ 1,264,094 |
| Securities purchased under agreements to resell | - | 3,000,000 |
| Other assets | 602,272 | 602,272 |
| | 1,866,366 | 4,866,366 |

### LIABILITIES AND MEMBER'S EQUITY

| | Previously Reported | Restated |
|---|---|---|
| Securities sold under agreements to repurchase | $ - | $ 3,000,000 |
| Other liabilities | 234,300 | 234,300 |
| | 234,300 | · 3,234,300 |
| Member's equity | 1,632,066 | 1,632,066 |
| | $ 1,866,366 | $ 4,866,366 |

## NOTE 3 – TRANSACTIONS WITH CLEARING ORGANIZATION

The Company has an agreement with Banc of America Securities, LLC (BAS) whereby BAS clears all security transactions, carries all customer accounts, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. As part of this agreement, the Company is required to maintain a deposit with BAS.

## NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 5 – COMMITMENTS

The Company's offices are rented under a non-cancelable sublease agreement expiring 2006. Rent expense totaled $49,000 for the year ended December 31, 2003. The minimum rental commitments under this lease are as follows:

| Year ending December 31, | | |
|---|---|---|
| 2004 | $ | 56,145 |
| 2005 | | 56,145 |
| 2006 | | 14,036 |
| | $ | 126,326 |

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Parent Company offers a 401(k) defined contribution plan to those employees that have successfully completed ninety days of service. The plan is a non-matching, self-directed plan to defer compensation as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The plan provides for a discretionary contribution each year.

The Parent Company offers a profit sharing plan for employees eligible to participate after working 500 hours. The Parent Company made contributions equal to 5 percent of eligible employee's compensation for the years 2003 and 2002. Contributions vest to the employee equally over a four-year period. The Company contributed $43,000 for the year ended December 31, 2003.

NOTE 7 – RISKS AND UNCERTAINTIES

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its clients. These activities may expose the Company to indirect credit risk in the event a client or third party is unable to fulfill its contractual obligations.

NOTE 8 – REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

## COMPUTATION OF NET CAPITAL

| | |
|---|---:|
| Member's equity | $ 1,632,066 |
| Deductions: | |
| Unsecured receivables, furniture, equipment, and other unallowable assets | (602,272) |
| Haircut on mutual funds | (14,549) |
| Net capital | $ 1,015,245 |

## COMPUTATION OF NET CAPITAL

| | |
|---|---:|
| Aggregate indebtedness | $ 3,234,300 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum net capital required (Minimum of $5,000 or 6-2/3% of aggregate indebtedness) | $ 215,620 |
| Ratio of aggregate indebtedness to net capital | 3.18 to 1 |

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2003, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III
BANC INVESTMENT GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2003

Banc Investment Group, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.


INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Member
Banc Investment Group, LLC

In planning and performing our audit of the financial statements of Banc Investment Group, LLC (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

*Moss Adams LLP*

Stockton, California
January 15, 2004

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